Enterra Energy Trust Updates on Oklahoma Drilling and Operations

Calgary, Alberta – (Marketwire – March 11, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) reports on the status of its operations in Oklahoma. Enterra’s wholly-owned subsidiary Altex Energy Corp., acquired in early 2006, has continued development of the extensive Hunton resource play through a drilling and dewatering program. Drilling results to date are as follows:

New wells drilled and on production:

32

New wells acquired and on production:

3

Wells awaiting completion and/or tie-in:

4

Wells drilling:

3

Water disposal wells drilled:

2

Water disposal well acquired:

1

Total:

45

With the exception of the three acquired wells, all producing wells have been drilled, completed and put on production under a farmout arrangement. Under this agreement, Enterra bears only minor capital costs related to this drilling program. The Trust’s venture partner pays 100% of the cost of drilling and completing the wells in exchange for 70% of Enterra’s working interest.

The Trust estimates that, as of early March, wells drilled under the farmout agreement contributed approximately 740 boe/day to overall production of approximately 4,476 boe/day in Oklahoma. The overall production mix is approximately 90% liquids-rich natural gas and 10% oil, on a boe/day basis. This production is anticipated to rise as more recent wells are further dewatered, enhancing hydrocarbon production, and as new wells are drilled and brought onstream. There are currently three rigs drilling on the project.

Enterra also reports that production difficulties caused by the ice storm in December are now considered to be completely recovered.

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A. Our portfolio of crude oil, natural gas liquids and natural gas interests is geographically diversified and is balanced between natural gas and liquids production.

Forward Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may,” “should,” “anticipate,” “expects,” “seeks” and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions ; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra’s operations or financial results are included in Enterra’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Enterra’s website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com